Exhibit 99.1

THE INX DIGITAL COMPANY INC.

(FORMERLY: VALDY INVESTMENT LTD.)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

U.S. DOLLARS IN THOUSANDS

UNAUDITED

- - - - - - - - - - -

THE INX DIGITAL COMPANY INC.

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS

U.S. dollars in thousands

		June 30,	December 31,
		2023	2022
	Note	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents		$15,529	$19,864
Cash and cash equivalents held in Reserve Fund	3	12,535	5,824
Short-term investments held in Reserve Fund	3	18,393	18,473
Short-term investments	4	4,692	5,033
Digital assets	5	3,898	2,597
Trade receivables		900	506
Derivative assets	6	1,038	1,072
Customer funds	7	4,193	2,609
Office space sublease receivable	8	193	-
Prepaid expenses and other receivables		1,441	1,559
Total current assets		62,812	57,537

Non-current assets:
Property, plant and equipment, net		380	395
Long term investments held in Reserve Fund	3	5,095	11,726
Long-term investments	4	2,903	4,654
Intangible assets, net		3,344	3,528
Goodwill		2,228	2,290
Rights-of-use-assets, net		887	1,309
		14,837	23,902

Total Assets		$77,649	$81,439

Liabilities and Equity
Current liabilities:
Accounts payable and accrued expenses		$2,866	$2,461
Funds due to customers	7	4,193	2,609
Lease liability		511	519
INX Token liability	9	67,111	56,847
INX Token warrant liability	10	1,684	1,580
Total current liabilities		76,365	64,016

Non-current liabilities:
Lease liability		599	868
Warrant liability	11	109	-
Total non-current liabilities		708	868
Equity:	13
Share capital and share premium		58,811	57,053
Contribution to equity by controlling shareholder		582	582
Other comprehensive loss		(765)	(1,254)
Accumulated deficit		(58,052)	(39,826)
Total equity		576	16,555

Total Liabilities and Equity		$77,649	$81,439

The accompanying notes are an integral part of the consolidated interim financial statements.

THE INX DIGITAL COMPANY INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands (except share and per share data)

		Three months ended June 30,		Six months Ended June 30,
		2023	2022	2023	2022
	Note	(Unaudited)		(Unaudited)
Revenue:
Transaction and brokerage fees		$1,433	$887	$2,852	$2,448

Sales of digital assets		2,387	5,808	4,419	5,808
Cost of digital assets		(2,267)	(5,926)	(4,182)	(5,926)
Change in revaluation of digital assets, net		36	(161)	83	(161)
Net gain (loss) on digital assets		156	(279)	320	(279)

Revenue, net		1,589	608	3,172	2,169

Operating income (expenses):
Research and development		(1,024)	(2,019)	(2,054)	(2,272)
Sales and marketing		(1,085)	(1,819)	(2,143)	(4,070)
General and administrative		(3,319)	(6,005)	(7,563)	(7,711)
Fair value adjustment of INX Token warrant liability to employees and service providers	10	(180)	3,672	39	7,370
Total operating expenses		(5,608)	(6,171)	(11,721)	(6,683)

Net loss from operations		$(4,019)	$(5,563)	$(8,549)	$(4,514)

Unrealized gain (loss) on INX Tokens issued net	9	(13,671)	78,224	(9,878)	196,269
Fair value adjustment on warrants to investors	11	(94)	4,157	(109)	3,859
Finance income		366	266	742	202
Financial expense		(116)	(119)	(341)	(1,485)
Listing expenses		-	-	-	(5,875)
Income (loss) before tax		(17,534)	76,965	(18,135)	188,456
Tax expenses		(17)	(83)	(91)	(83)
Net income (loss)		(17,551)	76,882	(18,226)	188,373
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met:
Realized loss on securities at fair value through other comprehensive income (loss) reclassification adjustment into net income (loss)		-	-	93	-
Unrealized gain on securities at fair value through other comprehensive income (loss)		176	-	476	-
Adjustments arising from translating financial statements from functional currency to presentation currency		(76)	406	(80)	490
Total other comprehensive income (loss)		$100	$406	$489	$490

Total comprehensive income (loss)		$(17,451)	$77,288	$(17,737)	$188,863

Earnings (loss) per share, basic	15	$(0.08)	$0.38	$(0.09)	$0.93
Earnings (loss) per share, diluted	15	$(0.08)	$0.36	$(0.09)	$0.88
Weighted average number of shares outstanding, basic		209,993,638	204,091,805	209,410,474	202,079,674
Weighted average number of shares outstanding, diluted		209,993,638	215,747,326	209,410,474	214,007,995

The accompanying notes are an integral part of the consolidated interim financial statements.

THE INX DIGITAL COMPANY INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share and per share data)

	Common Shares	Share Premium	Contribution to equity by controlling shareholder	Accumulated other comprehensive income	Accumulated deficit	Total equity

Balance as of December 31, 2021	167,331,410	$24,198	$582	$188	$(247,902)	$(222,934)
Net income	-	-	-	-	188,373	188,373
Foreign currency translation	-	-	-	(490)	-	(490)
Issuance of shares for reverse takeover transaction	5,124,740	4,372	-	-	-	4,372
Issuance of private placement shares, net of issuance costs	31,680,000	25,336	-	-	-	25,336
Share based compensation to advisors	-	1,834	-	-	-	1,834
Share based compensation	-	(926)	-	-	-	(926)
Repurchase of shares	(56,500)	(25)	-	-	-	(25)
Balance as of June 30, 2022 (unaudited)	204,079,650	$54,789	$582	$(302)	$(59,529)	$(4,460)

Balance as of December 31, 2022	207,823,774	$57,053	$582	$(1,254)	$(39,826)	$16,555
Net loss	-	-	-	-	(18,226)	(18,226)
Realized loss on available-for sale securities reclassification adjustment into net income (loss)	-	-	-	93	-	93
Unrealized gain on available-for-sale securities	-	-	-	476	-	476
Issuance of shares to service provider	1,125,000	134	-	-	-	134
Issuance of shares from exercise of options and vesting of restricted shares units	1,514,384	-	-	-	-	-
Foreign currency translation	-	-	-	(80)	-	(80)
Share based compensation	-	1,624	-	-	-	1,624
Balance as of June 30, 2023 (unaudited)	210,463,158	$58,811	$582	$(765)	$(58,052)	$576

The accompanying notes are an integral part of the consolidated interim financial statements.

THE INX DIGITAL COMPANY INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2023	2022
	(Unaudited)
Net cash flows from operating activities:

Net income (loss) for the period	$(18,226)	$188,373
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Share-based payments	1,758	(926)
Listing expenses from reverse takeover transaction	-	5,875
Net loss on investments	113	1,163
Financial expenses, net	(590)	-
Taxes on income	91	83
Depreciation of equipment and right-of-use-assets	315	256
Amortization of intangible assets	86	126
Amortization of premium paid on investments	(132)	-
INX Token-based compensation	483	(6,851)
Net loss on warrant liability to investors, advisors & underwriters	109	(3,859)
Unrealized (gain) loss on INX Tokens issued, net	9,878	(196,269)
Net (gain) loss on office space sublease agreement	33	-
Impairment expense on digital assets	-	386
Changes in operating assets and liabilities:
Decrease (increase) in trade receivables	(394)	119
Decrease in prepaid expenses and other receivables	118	1,747
Decrease (increase) in derivative assets	34	(319)
Increase in digital assets, net	(1,301)	-
Increase (decrease) in accounts payable and accrued expenses	428	(316)
Cash paid and received during the year for:
Interest received (paid), net	659	(50)
Taxes received (paid), net	(79)	(95)

Net cash used in operating activities	$(6,617)	$(10,557)

Net cash flows from investing activities:

Purchase of digital assets	-	(1,677)
Increase in loan receivable from related parties	-	(218)
Purchase of equipment	(40)	(318)
Purchase of investments	(1,468)	(9,461)
Proceeds from sales and maturities of investments	10,779	-

Net cash provided by (used in) investing activities	$9,271	$(11,674)

Net cash flows from financing activities:

Proceeds from issuance of INX Tokens, net	7	3
Cash from reserve takeover transaction	-	464
Proceeds from private placements	-	29,590
Repurchase of common shares	-	(25)
Repayment of contingent liability	-	(400)
Repayment of finance lease liabilities	(285)	(291)
Net cash provided by (used in) financing activities	$(278)	$29,341

The accompanying notes are an integral part of the consolidated interim financial statements.

THE INX DIGITAL COMPANY INC.

CONDENSED CONSOLIDATED INTRIM STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2023	2022

Change in cash and cash equivalents	2,376	7,110
Cash and cash equivalents at beginning of period (*)	25,688	46,568
Cash and cash equivalents at end of period (*)	$28,064	$53,678

	Six months ended June 30,
	2023	2022
	(Unaudited)
Supplemental disclosure of cash flow information and non-cash investing and financing activities:
Right of-use-asset recognize with corresponding lease liability	$-	$827
Warrant liability	$-	$1,233

(*) Includes cash and cash equivalents held in Reserve Fund.

The accompanying notes are an integral part of the consolidated interim financial statements.

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2023 and 2022

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 1: NATURE OF OPERATIONS

The INX Digital Company, Inc. (formerly - Valdy Investments Ltd.) (the “Company” or “TINXD”), registered at 550 Burrard Street, Suite 2900, Vancouver, BC V6C 0A3, Canada, was incorporated under the provincial Business Corporations Act (British Columbia) on August 22, 2018.

The Company completed its initial public offering (“IPO”) during fiscal year 2019 and was classified as a Capital Pool Company (“CPC”), as defined in Policy 2.4 of the TSX Venture Exchange (the “TSXV Exchange”), until November 16, 2021.

Purchase Transaction

On January 10, 2022, the Company completed the Transaction with INX Limited (“INX”), whereby INX became a wholly owned subsidiary of the Company (the “Purchase Transaction”). The Transaction resulted in a reverse takeover transaction whereby current shareholders of INX (pre-transaction) became majority shareholders of the Company. The Resulting Issuer continues the business of INX. On January 24, 2022, the Company’s shares started to trade on the NEO Exchange (operating as Cboe Canada).

Also, on July 28, 2022, the Company received approval from The OTCQB Venture Market operated by OTC Markets Group Inc. to commence trading of its common shares under the symbol INXDF, with INX’s shares becoming eligible to be cleared and settled by the Depository Trust Company.

The condensed consolidated interim financial statements of the Company as of and for the period ended June 30, 2023, were authorized for issuance in accordance with a resolution of the board of directors on August 11, 2023.

Nature of Operations

The Company, through its subsidiaries, is engaged in the operation and ongoing development of integrated and regulated solutions for trading and investing in blockchain assets and providing other services and products related to the trading of security tokens and digital assets. The INX.One trading platform is designed to offer regulated security tokens and digital assets with a single point of entry and help customers automate and manage trading functions, risk management, reporting, as well as operations and accounting functions. The Company charges fees at a transaction level. The transaction fee is calculated based on volume and the value of the transaction. The transaction fee is collected from customers at the time the transaction is executed.

The Company operates in the following reportable segments:

●	Digital assets segment - offers integrated, regulated solution for trading blockchain assets that includes a digital asset and security token trading platform, and other services and products related to the trading of digital assets.

●	Brokerage segment - facilitates financial transactions between financial institutions and offers a full range of brokerage services to banks worldwide.

Organizational Structure

The Company’s significant shareholder is Triple-V (1999) Ltd. (“Triple-V”) wholly owned by Mr. Shy Datika, the CEO of the Company, who, as of June 30, 2023 on a combined basis, owns 19.27% of the Company’s outstanding common shares.

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2023 and 2022

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 1: NATURE OF OPERATIONS (Cont.)

The Company operates through the following wholly owned subsidiaries:

•	INX, a company incorporated in Gibraltar, is engaged in the operation and development of a digital assets trading platform, a security token trading platform and other services and products related to the fully integrated and regulated solutions for trading of blockchain assets. INX completed a SEC registered initial public offering of the INX Token (the “INX Token Offering”). The offering of the INX Token was registered under the United States Securities Act of 1933 and, in such registration, the INX Token is deemed to be an “equity security” under relevant SEC rules and regulations.

•	INX Digital, Inc. (“INXD”), a Delaware corporation, is registered in 44 US states plus Washington D.C. and Puerto Rico as a money transmitter to operate a trading platform for digital assets. INXD launched a digital assets trading platform on April 29, 2021, which was developed by INX and is operated by INXD. Select digital assets are supported for trading on the INXD platform, such as (identified by symbol): AAVE, AVAX, BTC, CRV, ETH, FTM, LTC, UNI, USDC, ZEC.

•	INX Securities, LLC (Previously named: Openfinance Securities, LLC) (“INXS”), a Pennsylvania limited liability company. INXS is recognized in the U.S. as a SEC registered Broker Dealer and is an SEC registered Alternative Trading System (“ATS”). INXS was purchased by INX on May 10, 2021 as part of the Asset Purchase Agreement with Openfinance Holdings, Inc. and certain subsidiaries of Openfinance Holdings, Inc., dated January 12, 2021. After closing on the acquisition, the company’s name was changed from Openfinance Securities, LLC to INX Securities, LLC. INXS offers investment in primary offering and secondary market trading of security tokens registered with the SEC.

•	I.L.S. Brokers Ltd. (“ILSB”), a company incorporated under the laws of the State of Israel, was purchased by INX, pursuant to the share purchase agreement between INX and the shareholders of ILSB, dated June 9, 2021, for the purchase of all of the issued outstanding shares of ILSB. ILSB is a multinational brokerage house, established in 2001, that facilitates financial transactions between banks and offers a full range of brokerage services to several leading banks worldwide. ILSB’s main field of operation is foreign exchange and interest rate derivatives services. ILSB’s activities are regulated by the Israeli Capital Market Authority, Insurance and Savings and are registered with the U.S. National Futures Association (“NFA”) (authorized by the U.S. Commodity Futures Trading Commission (“CFTC”)). ILSB holds the following license: Provider of Financial Services in Israel and an introducing broker (IB) license from NFA (CFTC) in the US.

•	Midgard Technologies Ltd. (“Midgard”) is a company incorporated under the laws of the State of Israel. Midgard had served as the research and development arm of INX since November 1, 2020 and was acquired on April 1, 2021. Midgard provides software development services for the group and holds the related intellectual property.

•	INX Transfer Agent LLC (previously named TokenSoft LLC) (“INX Transfer Agent”), a Delaware limited liability company. INX Transfer Agent is a transfer agent registered with the SEC and was acquired by INX pursuant to a purchase agreement dated December 28, 2021 for a nominal consideration.

•	INX Solutions Limited, incorporated by INX in Gibraltar as a private company limited by shares. INX Solutions Limited provides liquidity and risk management services, it commenced operations during the second quarter of 2022.

The following subsidiaries are currently dormant:

•	INX Digital Assets UK Limited (Previously named: ILSB UK Limited) (“INX UK”), a company incorporated under the laws of England and Wales. INX acquired all issued and outstanding shares of INX UK on July 13, 2021, from Mr. James Crossley, former board member of INX, in consideration for an inconsequential amount of cash.

•	INX EU Ltd. (“INX EU”), a company incorporated under the laws of Cyprus.

•	INX Services, Inc., a Delaware corporation.

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2023 and 2022

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 1: NATURE OF OPERATIONS (Cont.)

Assessment of going concern

These condensed consolidated interim financial statements have been prepared on a going concern basis, which contemplates that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. As of June 30, 2023, the Company had an accumulated deficit of $58,052. During the period ended June 30, 2023, the Company incurred an operating loss of $8,549 and negative cash flow from operating activities of $6,617. Based on the Company’s existing cash funds and the working capital in the amount of $22,630 as of June 30, 2023 (excluding assets held in the Reserve Fund and the INX Token liability), and management’s projections of the operating results for the next twelve months, management concluded that the Company has sufficient funds to continue its operations and meet its obligations for a period of at least twelve months from the date the financial statements were authorized for issuance.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in a condensed format as of June 30, 2023, and for the six months then ended (“interim consolidated financial statements”). These financial statements should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2022, and for the year then ended, and accompanying notes (“annual consolidated financial statements”).

The significant accounting policies applied in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the annual consolidated financial statements unless otherwise stated.

Basis of presentation of the financial statements:

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures included in audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB have been condensed or omitted.

Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from those estimates.

NOTE 3: RESERVE FUND

In connection with the INX Token Offering, INX committed to reserve 75% of the gross proceeds less payments to underwriters from its initial public offering in excess of $25,000 to be available to cover customer and INX’s losses, if any, that result from cybersecurity breaches or theft, errors in execution of the trading platform or its technology, and counterparty defaults, including instances where counterparties lack sufficient collateral to cover losses. INX refers to this amount as the “Reserve Fund”.

On July 13, 2021, the INX’s Board of Directors approved the Investment Policy of the Reserve Fund. Per the approved Policy, as amended on August 11, 2022, the Reserve Fund, post the amendment, shall be invested as follows: minimum 15% in cash and bank deposits, up to 70% in U.S Treasury securities, up to 20% shall be invested in exchange traded funds and up to 50% in corporate bonds and other instruments with lowest investment grade rating of BBB.

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2023 and 2022

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 3: RESERVE FUND (Cont.)

As of June 30, 2023 and December 31, 2022, INX has segregated $36,023, which is restricted as the Reserve Fund. The Reserve Fund is comprised of cash and cash equivalents, U.S. Treasury securities and corporate bonds held at banks and brokerage firms as follows:

		June 30, 2023	December 31, 2022
		(Unaudited)	(Audited)
a.	Cash and cash equivalents	$12,535	$5,824

b.	Financial assets at fair value through other comprehensive income:
	Short-term investments (*)
	U.S. Treasury securities	4,417	6,141
	Corporate bonds – marketable investments	13,976	12,332
	Total short-term investments	18,393	18,473

	Long-term investments (*)
	U.S. Treasury securities	-	474
	Corporate bonds and loans (principally) – marketable investments	5,095	11,252

	Total long-term investments	5,095	11,726

	Total Reserve fund	$36,023	$36,023

(*) Classified as Level 1 inputs in the fair value hierarchy.

NOTE 4: INVESTMENTS

At June 30, 2023 and December 31, 2022, the Company holds the following investments:

	June 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
Financial assets at fair value through other comprehensive income:
Short-term investments (*)
U.S. Treasury securities	1,738	3,444
Corporate bonds – marketable investments	2,954	1,589
Total short-term investments	$4,692	$5,033

Long-term investments
Corporate bonds – marketable investments (*)	2,413	4,254
Other investments (**)	490	400
Total long-term investments	2,903	4,654

	$7,595	$9,687

(*) Level 1 in the fair value hierarchy.

(**) Not traded in public market and classified as level 3 in the fair value hierarchy.

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2023 and 2022

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 4: INVESTMENTS (Cont.)

During the six months ended June 30, 2023, INX invested $90 in a private company based in the United States, in return for preferred shares to be issued by the private company at the time of the closing in the amount of the investment, plus a warrant to purchase newly issued by the private company security tokens valued at $300 as of the date of the primary issuance at $0.01 per token. The preferred shares are convertible to security tokens.

Investments are accounted for as financial assets which are initially recognized at fair value and subsequently measured at fair value through other comprehensive income (loss). Other investments generally are not traded in public markets and include Company’s holdings in private companies under a share purchase agreement and a simple agreement for future equity (SAFE), which entitle the Company to receive common stock of the issuing companies at a future date.

NOTE 5: DIGITAL ASSETS

The Company held the following digital assets as of June 30, 2023 and December 31, 2022:

Coin Symbol	June 30, 2023		December 31, 2022
	(Unaudited)		(Audited)

USDC	$1,189		$463
ETH	951		503
BTC	824		546
USDT	565		684
LTC	116		109
AVAX	55		-
ZEC	44		51
UNI	44		44
AAVE	42		31
CRV	41		29
COMP	-		31
MATIC	1		28
Other	26		78
	$3,898	(*)	$2,597	(*)

(*)	All digital assets are classified as Level 2 in the fair value hierarchy, based on quoted prices in the principal market at 12:00 UTC.

NOTE 6: DERIVATIVE ASSETS

On June 30, 2023, the Company held $1,271 in collateral related to open digital assets forwards positions with fair value of $1,038, utilizing level 2 inputs in the fair value hierarchy. The derivative assets are used for risk management and economic hedging of digital assets held by the Company. Net loss recognized from the hedging activity during the six and three months ended on June 30, 2023 was $584 and $13, respectively, and is included in the change in revaluation of digital assets, net.

NOTE 7: CUSTOMER FUNDS

As of June 30, 2023 and December 31, 2022, customer funds include cash balances of $476 and $448 and digital asset balances of $3,717 and $2,161, respectively, that are held for the exclusive benefit of customers. The Company safeguards these assets and is subject to security risks for loss, theft or misuse. Therefore, the Company has concluded it has control over these assets and records them and the corresponding liability in the consolidated financial statements at fair value upon initial recognition and subsequently at each reporting period. The Company restricts the use of the assets underlying the customer funds to meet regulatory requirements and classifies the assets as current based on their purpose and availability to fulfill its direct obligation to customers.

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2023 and 2022

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 8: RIGHT-OF-USE ASSETS

On June 19, 2023, the Company entered into an office space sublease agreement with a third party. The agreement terminates on May 31, 2024 and provides for a monthly lease payment of $18. As of June 30, 2023, the Company recognized a receivable for lease payments due under the sublease agreement of $193.

NOTE 9: INX TOKEN LIABILITY

The number of INX Tokens that the Company has issued or has an obligation to issue as of June 30, 2023 and December 31, 2022, is as follows:

	June 30, 2023	December 31, 2022
	(Unaudited)	(Audited)
Significant shareholder – Triple-V	9,435,939	9,435,939

Private Placement	10,386,148	10,386,148
Founding Investors	9,078,622	9,078,622
Issued in the Offering	93,409,410	93,409,410
Employees and service providers	12,257,610	11,100,657

Total	134,567,729	133,410,776

INX Token liability	$67,111	$56,847

During the year ended on December 31, 2022, the Company granted 168,000 INX Tokens to a service provider and employees and recorded a corresponding expense of $29; Additionally, 2,534,618 INX Token warrants were exercised.

During the six months ended on June 30, 2023, the Company granted 11,000 INX Tokens to a service provider and an advisor and recorded a corresponding expense of $6. Additionally, 1,145,953 INX Token warrants were exercised.

The fair value of INX Tokens free of, or subject to lock-up agreements and the discount rates applied as of June 30, 2023 (unaudited), are as follows:

	Discount rate	Number of INX tokens	Total fair value

Not subject to lock-up	0%	132,999,708	$66,500
Subject to lock-up through November 2023	17.6%	40,937	18
Subject to lock-up through July 2024	21.9%	1,527,084	593

Total		134,567,729	$67,111

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2023 and 2022

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 9: INX TOKEN LIABILITY (Cont.)

The fair value of INX Tokens free of, or subject to lock-up agreements and the discount rates applied as of December 31, 2022, are as follows:

	Discount rate	Number of INX tokens	Total fair value

Not subject to lock-up	0%	122,716,614	$52,768
Subject to lock-up through February-April 2023	6%-9.3%	9,082,078	3,554
Subject to lock-up through May 2023	10.05-10.22%	82,000	31
Subject to lock-up through June 2023	10.52%	3,000	1
Subject to lock-up through July 2024	24.99%	1,527,084	493

Total		133,410,776	$56,847

On July 28, 2021, the INX Token commenced trading on the INX Securities Trading Platform, which was rebranded during 2022 as INX.One. The fair value per INX Token as of June 30,2023, and December 31,2022, for tokens that are not subject to lock-up agreement was $0.50 and $0.43 respectively, based on the closing market price of the INX Token. The level in the fair value hierarchy is level 1.

For INX tokens which are subject to lock-up agreement, the Company used the Finnerty model to determine the discount rates applying for such INX tokens during their lock-up agreements. The significant inputs and assumptions are volatility and the period under the lock up, as follows:

	June 30, 2023	December 31, 2022
(Unaudited)
Expected term (years)	0.41-1.08	0.13-1.53
Expected volatility	101.83%-126.22%	71.56%-103.37%

The level in the fair value hierarchy applied for such tokens is level 2.

For the six months ended June 30, 2023, and 2022, the re-measurement to fair value of the INX Token liability with respect to INX Tokens issued by the Company resulted in an unrealized gain (loss) of ($9,878) and $196,269, respectively, which is recorded in profit or loss.

For the three months ended June 30, 2023, and 2022, the re-measurement to fair value of the INX Token liability with respect to INX Tokens issued by the Company resulted in an unrealized gain (loss) of ($13,681) and $78,224, respectively, which is recorded in profit or loss.

The changes in the fair value of the INX Token liability attributable to changes in credit risk, excluding those changes in credit risk attributable to the embedded derivative, are immaterial for all reported periods and therefore no amounts have been included in other comprehensive income in respect to the credit risk.

NOTE 10: INX TOKEN WARRANT LIABILITY

As of June 30, 2023, and December 31, 2022, directors, employees and service providers hold 6,372,549 and 6,972,192 INX Token warrants, respectively, granted by the Company as compensation. The grantees have a right to purchase INX Tokens upon the completion of terms set forth in each warrant agreement.

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2023 and 2022

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 10: INX TOKEN WARRANT LIABILITY (Cont.)

	June 30, 2023	December 31, 2022
INX Token warrant liability:	(Unaudited)	(Audited)

Warrants granted to employees and service providers	$1,684	$1,580

The liability related to INX Token warrants and restricted INX Token awards is presented at fair value based on the below inputs. The level in the fair value hierarchy is level 3.

The following table lists the inputs to the Black-Scholes pricing model used for the fair value measurement of INX Token warrants:

	June 30, 2023	December 31, 2022
(Unaudited)
Expected volatility of the token prices (%)	86.72%-111.73%	67.51% - 86.39%
Risk-free interest rate (%)	3.85%-5.40%	3.88% - 4.69%
Expected life of warrant (years)	0.76-10.00	0.08 – 10.00
Exercise price	$0.00 – $2.86	$0.00 – $2.86

The following table presents changes in the number of INX Token warrants and restricted INX Token awards during the six months ended June 30, 2023 and 2022 (unaudited):

	2023		2022
	Number of tokens	Weighted average exercise price	Number of tokens	Weighted average exercise price

INX Token warrants outstanding at beginning of year	6,972,192	$0.46	5,660,861	$0.52
INX Token warrants granted during the period	1,060,000	0.14	1,884,000	1.06
INX Token warrants forfeited during the period	(187,000)	0.35	(244,333)	1.53
INX Token warrants expired during the period	(326,690)	0.29	-	-
INX Token warrants exercised (INX Tokens issued) and INX Tokens vested during the period	(1,145,953)	0.00	(75,500)	-

INX Token warrants outstanding at June 30	6,372,549	$0.36	7,225,028	$0.68

INX Token warrants exercisable at June 30	2,608,278	$0.20	2,410,794	$0.33

The following expenses include the token-based compensation for the six months ended June 30, 2023, and 2022 (unaudited):

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Operating expenses (income):
Research and development	$45	$58	$79	$86
Sales and marketing	94	2	197	11
General and administrative	109	460	246	422
Fair value adjustment of INX Token warrant liability to employees and service providers	180	(3,672)	(39)	(7,380)
Total token-based compensation	$428	$(3,152)	$483	$(6,851)

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2023 and 2022

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 11: EQUITY WARRANT LIABILITY

On March 31, 2021, the Company entered into a definitive securities exchange agreement (the “Original Securities Exchange Agreement”) with INX Limited (“INX”), a company incorporated under the laws of Gibraltar and the securityholders of INX (the “INX Securityholders”), whereby the Company proposed to acquire all issued and outstanding securities of INX (the “Transaction”).

As part of the Transaction the Company also completed a private placement of 31,680,000 INX subscription receipts for gross proceeds of $31,283. Each unit consist of one common share and one-half of one common share purchase warrant exercisable for two years at an exercise price of CAD1.88 ($1.49) per share. As the exercise price of the warrants is denominated in CAD while the functional currency of the Company is the U.S. dollar, the warrants are accounted for as a derivative liability. The warrants were valued at $4,255 as of the date of the private placement. As of June 30, 2023, none of these warrants were exercised and are outstanding. As of June 30, 2023 the warrants have been valued at $109, with the change of the fair value included on the statement of comprehensive income. Warrants are valued using the Black& Scholes model with the following assumptions:

Risk-free rate:	5.06%
Dividend yield:	Nil
Volatility factor:	129.22%
Expected life:	0.53 years

NOTE 12: RELATED PARTY TRANSACTIONS

a.	The Company’s related parties include its subsidiaries, associates and service providers over which the Company exercises significant influence, and key management personnel. Key management personnel are those persons having the authority and responsibility, directing and controlling the activities of the Company, directly and indirectly. Key management personnel include officers, directors and companies controlled by officers and directors.

b.	Agreement with Weild Capital, LLC (“Weild Capital”)

On January 2, 2023, the Company entered into and advisory services agreement with Weild Capital LLC (dba Weild & Co.) (“Weild Agreement”), a wholly owned subsidiary of Weild & Co., Inc., of which Mr. David Weild is Chairman & CEO. Mr. Weild serves as the Chairman of the board of the Company. Under the advisory agreement, the Company agreed to pay Weild Capital a nonrefundable advisory fee of $90 plus in a sale transaction a transaction fee of three and a half percent (3.5%) of the aggregate transaction value up to $60,000, and four and a half percent (4.5%) of the aggregate transaction value in excess of $60,000, subject to a minimum transaction fee of $1,400, to be paid upon closing. In addition, under the terms of the agreement, in the event that an investment transaction is consummated during the term of the agreement or within 12 months after the termination of the Weild Agreement, the Company is obligated to pay a financing placement fee equal to five and half percent (5.5%) of gross proceeds received, excluding any proceeds provided by existing shareholders of the Company. Further, Weild Capital shall receive warrants to purchase the equivalent securities on comparable terms subject to such investment transaction in an amount equal to three percent (3%) of the gross proceeds received by the Company under the investment transaction.

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2023 and 2022

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 13: EQUITY

Composition of share capital:

	June 30, 2023		June 30, 2022
	Number of shares
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
Common shares with no par value	Unlimited	210,463,158	Unlimited	204,120,650

On February 1, 2023, the Company issued 1,125,000 of common shares valued at $134, as a full consideration for the remaining amount due and outstanding under the contract with a service provider.

On June 15, 2023, the Company entered into the collaboration and the subscription agreements with OpenDeal Inc. (dba Republic) (“Republic”). Under the terms of the collaboration agreement, INX will offer tokenized assets services to Republic and its portfolio companies and will share net revenues generated from such services with Republic. Also, as part of the collaboration and the subscription agreements, Republic, in a private sale, agreed to acquire 22,048,406 common shares of the Company, which represents 9.5 percent of the voting interest in the Company as of June 13, 2023 (the “Investment”) for a total consideration of $5,250. The consideration is to be paid in cash of $2,625 and in 59,152 shares of Series B Preferred Stock of Republic. The number of Series B Preferred Stock issued by Republic is based on the company’s valuation of $1,050,000 representing 0.2494 percent of the issued and outstanding share capital of Republic on a fully diluted basis as of closing date. The Series B Preferred Stock issued to the Company shall entitle the Company to receive anti-dilution protection, preference in distribution of dividends and other proceeds upon liquidation or deemed liquidation of Republic and other rights to which holders of preferred shares are entitled as set forth in Republic’s Amended and Restated Certificate of Incorporation (the “Republic COI”) and similar constitutional documents. The Series B Preferred Stock are convertible into common stock of Republic either voluntarily at any time prior to the liquidation or deemed liquidation event of Republic at the election of the Company, at the election of a requisite majority of Republic’s shareholders (including a requisite majority of holders of Series B Preferred Stock) as set forth in the Republic COI or automatically upon an initial public offering of Republic’s stock (subject to certain criteria specified in the Republic COI).

In the event that, at any time until the lapse of three years following the issuance of the Series B Preferred Stock to the Company, Republic shall issue any securities having rights or preferences superior to the shares issued to the Company, then, at the election of the Company and subject to the approval of the lead investor in transaction in which such superior shares are issued, the shares issued to the Company shall converted, for no additional consideration, into such number of shares of such superior class equal to the quotient of $2,625 and the price per share of such superior shares.

The closing related to the Investment is expected to occur within sixty days from the date of the agreement.

In addition, concurrently, as part of the collaboration and the subscription agreements, Republic and the Company also agreed to enter into a non-binding term sheet whereby Republic intends to purchase the remaining issued and outstanding share capital of the Company on a fully diluted basis at a price to be agreed on by both parties of up to $120,000. The term sheet shall expire on September 14, 2023, and can be extended for additional 30 days.

As of June 30, 2023, accounts payable and accrued expenses includes the advisory fee payable related to the Investment by Republic of $289.

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2023 and 2022

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 13: EQUITY (Cont.)

Composition of other comprehensive income (loss) (OCI):

	Reserve from financial assets measured at fair value through OCI	Gain(loss) on foreign currency translation	Total
Balance as of December 31, 2022	$(933)	$(321)	$(1,254)
Realized loss on available-for sale securities reclassification adjustment into net income (loss)	93	-	93
Unrealized gain on available-for-sale securities	476	-	476
Foreign currency translation	-	(80)	(80)
Balance as of June 30, 2023 (unaudited)	(364)	$(401)	$(765)

NOTE 14: SHARE-BASED PAYMENT

During the six months ended June 30, 2023, the activity relating to stock options was as follows:

	Number of Stock Options	Weighted average exercise price

Balance as of December 31, 2022	24,864,535	$0.55
Granted	6,327,185	0.07
Forfeited	(254,808)	0.17
Exercised	(1,514,384)	0.00
Balance as of June 30, 2023	29,422,528	$0.46

During the six months ended on June 30, 2023 and 2022, the Company recorded share-based compensation expense (income) of $1,624 and $(926), respectively, related to stock options granted.

During the three months ended on June 30, 2023 and 2022, the Company recorded share-based compensation expense of $697 and $1,642, respectively, related to stock options granted.

NOTE 15: INCOME (LOSS) PER SHARE

The table below presents basic and diluted net income per common share for the three months ended June 30, 2023 and 2022 (unaudited):

	June 30, 2023	June 30, 2022
Earnings (loss) per share, basic	$(0.08)	$0.38
Earnings (loss) per share, diluted	$(0.08)	$0.36

The table below presents basic and diluted net income per common share for the six months ended June 30, 2023 and 2022 (unaudited):

	June 30, 2023	June 30, 2022
Earnings (loss) per share, basic	$(0.09)	$0.93
Earnings (loss) per share, diluted	$(0.09)	$0.88

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2023 and 2022

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 15: INCOME (LOSS) PER SHARE (Cont.)

Earnings (loss) per share, basic

The net income (loss) for three months ended June 30, 2023 and weighted average number of common shares used in the calculation of basic income per share are as follows (unaudited):

	June 30, 2023	June 30, 2022
Net income (loss) used in the calculation of earnings (loss) per share, basic	$(17,551)	$76,882
Weighted average number of common shares for the purposes of earnings (loss) per share, basic	209,993,638	204,091,805

Earnings (loss) per share, basic

The net income (loss) for six months ended June 30, 2023 and weighted average number of common shares used in the calculation of basic income per share are as follows (unaudited):

	June 30, 2023	June 30, 2022
Net income (loss) used in the calculation of earnings (loss) per share, basic	$(18,226)	$188,373
Weighted average number of common shares for the purposes of earnings (loss) per share, basic	209,410,474	202,079,674

Earnings (loss) per share, diluted

The net income (loss) for three months ended June 30, 2023 and weighted average number of common shares used in the calculation of diluted income per share are as follows (unaudited):

	June 30, 2023	June 30, 2022
Net income (loss) used in the calculation of earnings (loss) per share, diluted	$(17,551)	$76,882
Weighted average number of common shares for the purposes of diluted earnings (loss) per share	209,993,638	215,747,326

Earnings (loss) per share, diluted

The net income (loss) for six months ended June 30, 2023 and weighted average number of common shares used in the calculation of diluted income per share are as follows (unaudited):

	June 30, 2023	June 30, 2022
Net income (loss) used in the calculation of earnings (loss) per share, diluted	$(18,226)	$188,373
Weighted average number of common shares for the purposes of diluted earnings (loss) per share	209,410,474	214,007,995

For the six months ended June 30, 2022, the weighted average number of common shares for the purposes of diluted earnings (loss) per share assumes the potential exercise of stock options under the equity compensation plan as well as options issued under SAFE agreements.

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2023 and 2022

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 15: INCOME (LOSS) PER SHARE (Cont.)

Reconciliation of the weighted average number of common shares used in the calculation of basic earnings (loss) per share to weighted average number of common shares used in the calculation of diluted earnings (loss) per share:

	June 30, 2023	June 30, 2022
Weighted average number of common shares for the purposes of basic earnings (loss) per share	209,410,474	202,079,674
Diluted shares:
Stock options	-	6,695,171
Restricted stock	-	-
SAFE options	-	5,233,150
Weighted average number of common shares for the purposes of diluted earnings (loss) per share	209,410,474	214,007,995

NOTE 16: OPERATING SEGMENTS

a.	General:

Reportable segments represent the two lines of business for which the Company expects to earn income, incur costs and allocate resources. Operating segments are identified based on information that is reviewed by the chief operating decision maker (“CODM”) and senior management to make decisions about resources to be allocated and assess operational and financial performance. Accordingly, for management purposes, the Company is organized into operating segments as follows:

1.	Brokerage segment - facilitates financial transactions between banks and offers a full range of brokerage services to banks worldwide.

2.	Digital assets segment - development and operation of an integrated, regulated solution for trading blockchain assets such as digital assets and security tokens, and providing services and products related to the trading of blockchain assets.

b.	Reporting operating segments:

	Brokerage segment	Digital assets segment	Total
Three months ended June 30, 2023 (unaudited):
Total revenue, net	$1,246	$343	$1,589

Segment income (loss)	(80)	(3,783)	(3,863)

Unallocated corporate expenses:
Other expense, net			(13,671)

Net loss before taxes			$(17,534)

THE INX DIGITAL COMPANY INC

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the Six Months Ended June 30, 2023 and 2022

U.S. dollars in thousands - unaudited (except share, per share and per token data)

NOTE 16: OPERATING SEGMENTS (Cont.)

	Brokerage segment	Digital assets segment	Total
Three months ended June 30, 2022 (unaudited):
Total revenue, net	$712	$(104)	$608

Segment income (loss)	(230)	4,846	4,616

Unallocated corporate expenses:
Other income (expense)			72,349

Net income (loss) before taxes			$76,965

	Brokerage segment	Digital assets segment	Total
Six months ended June 30, 2023 (unaudited):
Total revenue, net	$2,576	$596	$3,172

Segment income (loss)	148	(8,405)	(8,257)

Unallocated corporate expenses:
Other expense, net			(9,878)

Net loss before taxes			$(18,135)

	Brokerage segment	Digital assets segment	Total
Six months ended June 30, 2022 (unaudited):
Total revenue, net	$400	$1,769	$2,169

Segment income (loss)	(2,167)	229	(1,938)

Unallocated corporate expenses:
Other expense, net			(190,394)

Net income before taxes			$188,456

Unallocated corporate expenses for the six months ended June 30, 2023 and 2022, include the fair value adjustment on INX Tokens. Unallocated corporate expenses for the year ended December 31, 2022 include the fair value adjustment on INX Tokens and listing expenses related to the Purchase Transaction.